

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2024

Anton D. Nikodemus
Chief Executive Officer
Seaport Entertainment Group Inc.
199 Water Street
28th Floor
New York, NY 10038

> **Re: Seaport Entertainment Group Inc.**
> **Registration Statement on Form 10-12B**
> **Filed May 24, 2024**
> **File No. 001-42113**

Dear Anton D. Nikodemus:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Registration Statement on Form 10-12B, Filed on May 24, 2024

Information Statement
Information Statement Summary, page 1

1. We note your disclosure on page 19 describing doubt about your ability to continue as a going concern. Please include such disclosure in this section, including whether you expect that your existing cash balances will be sufficient to meet working capital and capital expenditure needs for the next twelve months in each place where you otherwise discuss your "Balance Sheet Positioned to Support Growth." Also include your net losses and accumulated deficit. Finally, disclose the amount of debt that you anticipate incurring in the next 12 months and clearly explain the risk to investors. Please make corresponding updates to the disclosure you have on page 19.

Unaudited Pro Forma Combined Financial Statements, page 51

2.   Please explain to us the basis for reflecting the contemplated $175 million Rights Offering that you expect to conduct as a follow on offering after your separation from HHH as a probable transaction for inclusion in the pro forma financial statements in accordance with Article 11 of Regulation S-X.

3.   Please update the introductory information to state the pro forma information also reflects the anticipated refinancing of the $115 million mortgage payable on 250 Water Street. Refer to Rule 11-02(a)(2)(i) of Regulation S-X.

Unaudited Pro Forma Combined Statements of Operations
For the Three Months Ended March 31, 2024 and for the Year Ended December 31, 2023, page 55

4.   In regard to note (j), please show in detail how the adjustment amounts for interest expense, guarantee fee expense and loss on debt extinguishment presented in each period, as applicable, were determined.

Notes to Unaudited Pro Forma Combined Financial Statements
Transaction Accounting Adjustments, page 57

5.   In regard to note (f), please disclose the number of common shares of HHH and how this amount was determined in arriving at your weighted average number of shares outstanding of 3,100. Additionally, explain to us why you have not included in the weighted average number of shares the number of shares associated with the rights offering, the proceeds of which are reflected in the pro forma financial information.

6.   Referencing footnote (j), please explain to us and disclose how the contemplated new mortgage of $61.3 million on 250 Water Street and adjustment of $53.6 million were determined and the basis for HHH paying the difference between the existing and contemplated new mortgages. Also, disclose the timing for when you expect the refinancing of the mortgage payable on 250 Water Street to be completed and if the separation transaction is contingent upon this occurring.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Julian Kleindorfer